Simpson Thacher & Bartlett LLP
900 G Street NW Washington, DC 20001

telephone: +1-202-636-5500 facsimile: +1-202-636-5502
Direct Dial Number 202-440-2526	E-mail Address jonathan.corsico@stblaw.com
September 26, 2024
VIA EDGAR
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attn: Anu Dubey, Chad Eskildsen

Re:	New Mountain Guardian III BDC, L.L.C.
Preliminary Consent Solicitation Statement on Schedule 14A
Dear Ms. Dubey and Mr. Eskildsen:
On behalf of New Mountain Guardian III BDC, L.L.C. (the “Fund”), we hereby transmit to the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) the Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the above referenced preliminary consent solicitation statement on Schedule 14A initially filed with the SEC on September 9, 2024 (the “Consent Solicitation Statement”) by the Fund and are providing the following responses to comments received by telephone from the Staff on September 18, 2024. The responses and information described below are based upon information provided to us by the Fund. Please note that all page numbers in our responses are references to the page numbers of Amendment No. 1. All capitalized terms used but not defined in this letter have the meanings given to them in Amendment No. 1.
Accounting Comments
1.    Comment: Disclosure throughout the Consent Solicitation Statement states that NEWCRED will be the surviving company in the Merger. Please confirm if NEWCRED will be the accounting survivor and will adopt the financial and performance history of the Fund. If so, please provide an accounting survivor analysis supporting that determination.
Response: In response to the Staff’s comment, the Fund respectfully confirms that NEWCRED will be the surviving company in the Merger and will adopt the financial and performance history of the Fund. The Fund has considered the following factors in reaching this conclusion: (1) the majority of NEWCRED’s shareholders are expected to be Unitholders that have elected to participate in the Rollover Transaction; (2) NEWCRED and the Fund will have the same investment adviser (i.e., NMFA); (3) the pre-Closing Fund and post-Closing NEWCRED will have the same portfolio company composition; and (4) the Fund has separately determined that it will be the predecessor of NEWCRED from an SEC reporting perspective pursuant to Section 1170 of the Financial Reporting Manual.

Securities and Exchange Commission	September 26, 2024
2.    Comment: Please provide the supplemental financial information required by Rule 6-11(d) of Regulation S-X.
Response: In response to the Staff’s comment, the Fund has revised the disclosure accordingly to provide the supplemental financial information required by Rule 6-11(d) of Regulation S-X, including on pages 9 and 22 through 25 of Amendment No. 1.
3.    Comment: Where income tax considerations are discussed on page 47 of the Consent Solicitation Statement under the heading “Certain Material U.S. Federal Income Tax Considerations” (and in any other relevant locations), please include disclosure surrounding the potential limitation of capital loss carryforwards transferred from the Fund to NEWCRED, if material.
Response: In response to the Staff’s comment, the Fund has revised the disclosure accordingly, including on pages 60 and 61 of Amendment No. 1.
Legal Comments
4.    Comment: With respect to the language in the third paragraph on the first page of the “Notice of Consent Solicitation” section that states “and, for the limited purposes set forth therein, New Mountain Finance Advisors, L.L.C.”, please disclose the limited purposes for which New Mountain Finance Advisors, L.L.C. is a party to the Merger Agreement.
Response: In response to the Staff’s comment, the Fund has revised the disclosure accordingly, including in the third paragraph on the first page of the “Notice of Consent Solicitation” section and in the third paragraph on the first page under the “Consent Solicitation Statement” heading of Amendment No. 1.
5.    Comment: With respect to the definition of the term “Transactions” in the third paragraph on the first page of the “Notice of Consent Solicitation” section, please disclose the other transactions contemplated by the Merger Agreement that are included in the defined term.
Response: In response to the Staff’s comment, the Fund has revised the disclosure accordingly, including in the third paragraph on the first page of the “Notice of Consent Solicitation” section and the third paragraph on the first page of the “Consent Solicitation Statement” section of Amendment No. 1.
6.    Comment: With respect to the second full paragraph on the second page of the “Notice of Consent Solicitation” section, please explain why the Merger and Rollover Transaction do not require registration of NEWCRED’s shares under the Securities Act at the time of sale by filing, for example, a Form N-14. Please also address in your response Instruction 1 to Item 14 of Schedule 14A.
Response: In response to the Staff’s comment, the Fund notes that the Rollover Transaction is an offering of securities made in reliance on the Regulation D safe harbor set forth under Section 4(a)(2) of the Securities Act. Form N-14 is used for a public offering of securities and is therefore inapplicable for the Merger and the Rollover Transaction.
7.    Comment: With respect to the third full paragraph on the second page of the “Notice of Consent Solicitation” section, please confirm that the Rollover Transaction is not part of the Merger for

Securities and Exchange Commission	September 26, 2024
purposes of the shareholder approval requirement in Section 18-209 of the Delaware Limited Liability Company Act.
Response: In response to the Staff’s comment, the Fund has revised the disclosure accordingly, including the last full paragraph on the second page of the “Notice of Consent Solicitation” section and the last full paragraph on the second page of the “Consent Solicitation Statement” section of Amendment No. 1.
8.    Comment: Please explain why the Rollover Transaction and Merger Agreement do not require shareholder approval under each element specified in Rule 17a-8(a)(3).
Response: In response to the Staff’s comment, the Fund notes that Rule 17a-8(a)(3) requires approval of a merger with an affiliated BDC unless certain criteria are met. Because those criteria are not met in this case, the Consent Solicitation seeks Unitholder approval of the Merger Proposal. Rule 17a-8(a)(3) does not state that specific approvals are required for the individual differences between the merging company and the surviving company, but rather requires approval of the merger as a whole. In the Rollover Transaction, each investor will have the option to elect for itself whether to participate in the Rollover Transaction with the benefit of disclosure on these applicable differences between the merging fund (i.e., the Fund) and the surviving fund (i.e., NEWCRED).
9.    Comment: With respect to the third full paragraph on the second page of the “Notice of Consent Solicitation” section, please add disclosure clarifying what the voting standard is for approval of the Merger Agreement.
Response: In response to the Staff’s comment, the Fund has revised the disclosure accordingly, including in the fourth full paragraph on the second page of the “Notice of Consent Solicitation” section, the fourth full paragraph on the second page of the “Consent Solicitation Statement” section and page 29 of Amendment No. 1.
10.    Comment: With respect to the second full paragraph on the third page of the “Notice of Consent Solicitation” section, please disclose whether the Rollover Transaction is contingent upon the approval of one or both of the Proposals.
Response: In response to the Staff’s comment, the Fund has revised the disclosure accordingly, including in the fourth full paragraph on the third page of the “Notice of Consent Solicitation” section and in the fourth full paragraph on the third page of the “Consent Solicitation Statement” section of Amendment No. 1.
11.    Comment: Preliminary proxy materials should clearly be marked as preliminary copies. See Rule 14(a)(6)(e).
Response: In response to the Staff’s comment, the Fund has revised the disclosure accordingly, including on the first page before the beginning of the “Notice of Consent Solicitation” section and before the beginning of the “Consent Solicitation Statement” section of Amendment No. 1.
12.    Comment: Please disclose under the “Consent Solicitation Statement” heading the approximate date on which the Consent Solicitation Statement and form of consent will be sent to shareholders. See Item 1(b) of Schedule 14A.

Securities and Exchange Commission	September 26, 2024
Response: In response to the Staff’s comment, the Fund has revised the disclosure accordingly, including in the first paragraph on the first page under the “Consent Solicitation Statement” header of Amendment No. 1.
13.    Comment: With respect to the section entitled “Solicitation of Consents” under the “Consent Solicitation Statement” heading, please disclose (1) the material features of any contract or arrangement with a solicitor, including identifying the solicitor, and (2) the costs or anticipated costs of the solicitor. See Item 4(a)(3) of Schedule 14A.
Response: In response to the Staff’s comment, the Fund respectfully directs the Staff to the subsection entitled “Solicitation of Consents” on the fifth page of the “Consent Solicitation Statement” section and pages 13 and 31 of Amendment No. 1, which explain that no solicitor has been or will be engaged by the Company for the purposes of the Consent Solicitation.
14.    Comment: Please explain to the Staff the filings that NEWCRED expects to make on EDGAR in order to begin operations, and when those filings are expected to be made.
Response: In response to the Staff’s comment, the Fund notes that NEWCRED expects to file its initial Registration Statement on Form 10 (“Form 10”) on or before September 27, 2024, which will be immediately followed by its election to be regulated as a BDC on Form N-54A. NEWCRED then expects to file an amendment to its Form 10 concurrently with correspondence in response to any SEC comments on the initial Form 10 within 35 to 50 days after filing the initial Form 10.
15.    Comment: On page 3 of the Consent Solicitation Statement, please provide a specific timetable for the Rollover Transaction and Merger, reflecting the transfer of assets of the Fund to NEWCRED and the options that the Fund’s investors will have at different time points.
Response: In response to the Staff’s comment, the Fund has revised the disclosure accordingly, including on page 4 of Amendment No. 1.
16.    Comment: Please explain to the Staff why the Rollover Transaction is not part of the Merger but is instead considered to be “separate and apart from the transactions”. Please address in your response the following: (1) that both the Merger and the rollover are treated as a reorganization for tax purposes as disclosed in the seventh recital of the Merger Agreement; (2) that Rule 17a-8(b)(4) defines a “surviving company” as a company in which shareholders of a merging company will obtain an interest as a result of the merger; and (3) that the second full sentence on page 26 of the Consent Solicitation Statement states that management anticipates that a significant number of shareholders will participate in the rollover.
Response: In response to the Staff’s comment, the Fund respectfully agrees that the cash merger and the Rollover Transaction are two parts of a “Merger” as defined under Rule 17a-8. While Rule 17a-8 contemplates that a “Merger” includes “a purchase or sale of substantially all of the assets” between affiliated funds, the Fund is of the position that the cash portion of the Merger and the Rollover Transaction are two parts of the overall Rule 17a-8 transaction. These transactions are treated as separate in the Consent Solicitation Statement because the Unitholders are making separate decisions as to (1) whether to approve the Merger under the Consent Solicitation Statement and (2) whether to participate in the Rollover Transaction. The Rollover Transaction is a private offering and does not require a Unitholder vote and thus is not included in the Consent Solicitation Statement. The Rollover Transaction is also not a public offering of securities and thus is not included in a proxy statement/prospectus.

Securities and Exchange Commission	September 26, 2024
17.    Comment: Please disclose in an appropriate location in the Consent Solicitation Statement the material differences between: (1) the Fund’s and NEWCRED’s investment objectives and strategies; (2) the Fund’s and NEWCRED’s principal risks; (3) the Fund’s and NEWCRED’s distribution and share purchase and repurchase procedures; (4) the rights of the Fund’s and NEWCRED’s shareholders, including under their respective organizational documents; and (5) any other important points of comparison. See Note A and Item 18 of Schedule 14A.
Response: In response to the Staff’s comment, the Fund has revised the disclosure accordingly, including on pages 92 through 98 of Amendment No. 1.
18.    Comment: On page 4 of the Consent Solicitation Statement under the section entitled “Merger Consideration”, please identify who will pay the Merger Consideration.
Response: In response to the Staff’s comment, the Fund has revised the disclosure accordingly, including on pages 4, 15, 40, 41 and 63 of Amendment No. 1.
19.    Comment: With respect to the second to last bullet point on page 5 of the Consent Solicitation Statement, please confirm to the Staff that no termination fee is in place if the Fund accepts a competing offer.
Response: In response to the Staff’s comment, the Fund confirms that no termination fee would be payable to NEWCRED if the Fund accepts a competing offer.
20.    Comment: Please revise the last bullet point on page 6 of the Consent Solicitation Statement to clarify the “return advantages”.
Response: In response to the Staff’s comment, the Fund has revised the disclosure accordingly, including on page 7 of Amendment No. 1.
21.    Comment: Please revise the last bullet point on page 6 of the Consent Solicitation Statement to clarify why the Board and Special Committee thought that the combined company will benefit from “return advantages and enhanced liquidity”.
Response: In response to the Staff’s comment, the Fund has revised the disclosure accordingly, including on page 7 of Amendment No. 1.
22.    Comment: Please revise the second bullet point on page 7 of the Consent Solicitation Statement to disclose with specificity the “operational synergies and expected efficiencies” of the combined company.
Response: In response to the Staff’s comment, the Fund has revised the disclosure accordingly, including on page 7 of Amendment No. 1.
23.    Comment: Please revise the last bullet point on page 7 of the Consent Solicitation Statement to disclose why the Board considered that particular factor as a reason that the Merger, which is separate and apart from the rollover, would be in the best interest of the Fund and its unitholders.
Response: In response to the Staff’s comment, the Fund has revised the disclosure accordingly, including on page 7 of Amendment No. 1.

Securities and Exchange Commission	September 26, 2024
24.    Comment: Please revise the third to last Q&A on page 12 of the Consent Solicitation Statement to disclose an estimate of the actual dollar amount the Fund will bear in connection with the Merger rather than the upper limit on the amount the Fund can bear.
Response: In response to the Staff’s comment, the Fund respectfully submits that the Fund is expected to incur approximately $2.0 million of fees and expenses in connection with the Merger, regardless of whether the Merger is consummated and irrespective of any reimbursement obligations of NMFA under the Side Letter Agreement.
25.    Comment: Please provide a summary term sheet for the Merger in the section entitled “The Merger”. See Item 14(b)(1) of Schedule 14A.
Response: In response to the Staff’s comment, the Fund respectfully submits that a summary term sheet for the Merger as required by Item 14(b)(1) of Schedule 14A was provided in the initial filing and appears on pages 1 through 8 of Amendment No. 1.
26.    Comment: Please provide the information required by Item 14(d)(4) of Schedule 14A, which cross-references Items 201(a), (b) and (c) of Regulation S-K.
Response: In response to the Staff’s comment, the Fund has provided additional disclosure with respect to the information required by Items 201(a) and (b) of Regulation S-K on page 5, the first full paragraph on fourth page of the “Consent Solicitation Statement” section and page 72 of Amendment No. 1.
With respect to the information required by Item 201(c) of Regulation S-K, the Fund respectfully submits that this information is contained in the second bullet point in the section entitled “Conduct of Business Pending Completion of the Merger” on page 44 of Amendment No. 1, which confirms that the Fund will not pay any dividends other than regular quarterly cash distributions, dividends necessary for maintaining the Fund’s qualification as a RIC and dividends payable by any direct or indirect wholly owned consolidated subsidiary of the Company.
27.    Comment: With respect to the continuing paragraph at the top of page 26 of the Consent Solicitation Statement, please explain to the Staff why the disclosure provides that the Rollover Transaction would be a tax realization event for investors who choose cash when the Merger would be a tax realization event.
Response: In response to the Staff’s comments, the Fund has revised the disclosure accordingly, including on page 34 of Amendment No. 1.
28.    Comment: With respect to the third full paragraph on page 26 of the Consent Solicitation Statement, please provide a table showing the current and pro forma fees for the unitholders, given that specified expenses will increase as a result of the Merger. See Item 22(a)(3)(iv) of Schedule 14A.
Response: In response to the Staff’s comment, the Fund has provided a table on comparative fees and expenses on pages 22 through 25 of Amendment No. 1.
29.    Comment: With respect to the last paragraph on page 26 of the Consent Solicitation Statement, please explain to the Staff why favorable tax treatment for unitholders participating in the rollover is a benefit of the Merger when the rollover is considered to be separate and apart from the Merger.

Securities and Exchange Commission	September 26, 2024
Response: In response to the Staff’s comment, the Fund respectfully notes that the Fund’s management believes that a significant number of Unitholders will elect to participate in the Rollover Transaction. Even though the Merger and the Rollover Transaction will be distinct transactions for legal purposes (and will, e.g., be effected pursuant to separate legal documentation), it is intended that the Merger and the Rollover Transaction will, taken together, be tax-deferred for participating Unitholders for U.S. federal income tax purposes. Therefore, the Board considered that, as a practical matter, the Merger will be tax-deferred for a significant number of Unitholders by virtue of their election to participate in the Rollover Transaction.
30.    Comment: With respect to the first full sentence on page 28 of the Consent Solicitation Statement, please disclose why the material factors considered in approving the Merger all relate to the Rollover Transaction and not the Merger. Please also disclose the material factors considered by the Board and Special Committee relating to the Merger.
Response: In response to the Staff’s comment, the Fund has revised the disclosure accordingly, including on page 36 of Amendment No. 1.
31.    Comment: With respect to the second full paragraph on page 28 of the Consent Solicitation Statement, please disclose why enabling NEWCRED and its shareholders to benefit from a “seasoned portfolio of performing assets” helped the Board conclude that the Merger is in the best interest of the Fund and its unitholders.
Response: In response to the Staff’s comment, the Fund has revised the disclosure accordingly, including on page 36 of Amendment No. 1.
32.    Comment: With respect to the third full paragraph on page 28 of the Consent Solicitation Statement, please revise the disclosure to specify the “expected efficiencies” of the combined company.
Response: In response to the Staff’s comment, the Fund has revised the disclosure accordingly, including on page 36 of Amendment No. 1.
33.    Comment: With respect to the section entitled “Certain Material U.S. Federal Income Tax Considerations” starting on page 47 of the Consent Solicitation Statement, please explain to the Staff why this section only discusses the tax considerations of the Merger when earlier disclosure says that the Merger and rollover qualify as a reorganization for tax purposes.
Response: In response to the Staff’s comment, the Fund respectfully notes that—while the Merger and the Rollover Transaction are intended to, taken together, be tax-deferred for participating Unitholders for U.S. federal income tax purposes—the Merger and the Rollover Transaction will be distinct transactions for legal purposes (and, will, e.g., be effected pursuant to separate legal documentation). The Consent Solicitation Statement has been filed to seek Unitholder approval of the Merger and related proposals, rather than Unitholder approval of the Rollover Transaction. Accordingly, the section entitled “Certain Material U.S. Federal Income Tax Considerations” addresses the tax considerations of the Merger only.
34.    Comment: With respect to the section entitled “Senior Securities of the Company” on page 58 of the Consent Solicitation Statement, please disclose in an appropriate location what will happen to the Fund’s unsecured notes if the Merger occurs.

Securities and Exchange Commission	September 26, 2024
Response: In response to the Staff’s comment, the Fund has revised the disclosure accordingly, including on page 70 of Amendment No. 1.
Please call Benjamin Wells at 212-455-2516, Kenneth Burdon at 617-778-9001 or me at 202-440-2526 with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Jonathan L. Corsico
Jonathan L. Corsico

cc:	Benjamin Wells, Simpson Thacher & Bartlett LLP Kenneth Burdon, Simpson Thacher & Bartlett LLP